Exhibit 99.1

Cenovus oil production anticipated to grow 14% in 2013

Company continues to focus on execution of strategic plan

Calgary, Alberta (December 12, 2012) – Cenovus Energy Inc. (TSX, NYSE: CVE) plans to make a significant investment in its oil assets next year as it continues to focus on growing production. The company expects to invest between $3.2 billion and $3.6 billion in 2013, building on its successful 2012 capital program.

“We’re in an excellent financial position with a strong balance sheet that gives us the flexibility to invest for future growth and maintain our focus on delivering solid total shareholder return. That includes plans to increase our dividend as we grow,” said Brian Ferguson, Cenovus President & Chief Executive Officer.  “We anticipate taking substantial steps again next year toward achieving our long-term objective of increasing oil production three-fold between 2012 and the end of 2021.”

Cenovus expects continued robust growth in oil production in 2013, mainly due to expanded capacity at its Christina Lake oil sands operation. Investment in the company’s other oil operations is also expected to start paying off with production increases anticipated next year. The company remains squarely focused on its long-term strategy with a majority of the capital budget contributing to oil production growth beyond 2013.

“In our first three years as a company, we’ve consistently delivered on the commitments we made to investors,” Ferguson said. “That includes meeting and, in several cases, exceeding the milestones we laid out in our long-range strategic plan.”

Cenovus is anticipating strong total cash flow of between $3.1 billion and $4.0 billion in 2013. The company’s oil production and refining operations are expected to generate the majority of operating cash flow. Cenovus is forecasting a slight decline in 2013 total cash flow compared with 2012 due to the company’s expectations of lower realized oil prices. Based on November 30 commodity strip pricing, total cash flow for 2013 would be higher than the expected 2012 total cash flow.

Budget forecast
	2013 budget	2012 guidance	% change[3]
Cash flow[1,2] ($ billions) Per share diluted ($/share)	3.1 – 4.0 4.05 – 5.20	3.7 4.90	-3
````
Operating cash flow[1,2] ($ billions)	4.1 – 5.0	4.5	–
Total capital investment ($ billions)	3.2 – 3.6	3.3 – 3.4	1
Total oil and NGLs production (Mbbls/d)	180 – 196	165	14

1 2013 based on WTI of US$91 per bbl, a WTI/WCS differential of $28, NYMEX gas of US$4 per Mcf, US$/C$ at $1.00 and a Chicago 3-2-1 crack spread of $20.

2 Cash flow and operating cash flow are non-GAAP measures as defined in the Advisory.

3  Percentage change based on the midpoints of the ranges.

1

Christina Lake leads 2013 production growth

Cenovus expects oil production to average between 180,000 and 196,000 barrels per day (bbls/d) net in 2013, an increase of 14% compared with forecast 2012 production. The increase is anticipated to come largely from Christina Lake where phase D is expected to start producing at full capacity during the second quarter of 2013. When phase D is fully operational, the project is forecast to have production capacity of 98,000 bbls/d gross. An additional increase of 40,000 bbls/d in gross production capacity is expected in the third quarter with the start-up of phase E, a few months earlier than expected and within budget. Christina Lake oil production is expected to average between 47,000 and 52,000 bbls/d net in the coming year, a 60% increase compared with forecast average 2012 production.

Startup times at Christina Lake have been greatly improved due to production commencing in a higher-quality area of the reservoir. In addition, start-up times were enhanced by the commercialization in 2012 of the company’s accelerated start-up technology using steam dilation, which is among 140 technology development projects the company is working on. Cenovus considers its investment in innovation and technology development to be essential to its continued success.

The company’s Foster Creek facility demonstrated excellent operating performance in 2012, running near, and even beyond its plant design capacity of 120,000 bbls/d gross for much of the year. Expansion work at phases F, G and H at Foster Creek is now underway with added production capacity expected in 2014. Final partner approval of the first phase for the 130,000 bbls/d gross Narrows Lake project was just received. Foster Creek, Christina Lake and Narrows Lake are jointly owned with ConocoPhillips.

Production from conventional oil projects is expected to contribute to higher volumes in 2013 as well. Cenovus expects a 17% increase in oil production at Pelican Lake in 2013 due to infill drilling and the expansion of the polymer enhanced oil recovery program. The company plans to increase production from its tight oil assets in southern Alberta and build upon the success of this year’s drilling programs.

“The anticipated increase in oil production for next year keeps us on track to reach our target of 500,000 barrels per day of net oil production by the end of 2021,” said John Brannan, Cenovus Executive Vice-President & Chief Operating Officer. “The ability of our staff to reduce oil sands project start-up times and continuously improve our production techniques while successfully advancing new projects gives me the confidence that we’ll continue to reach our milestones and maintain our status as a low-cost developer and operator of oil sands projects.”

Page 2	2013 Budget

Average production forecast
	2013 budget	2012 guidance	% change[1]
Foster Creek (Mbbls/d)	55 – 60	58	–
Christina Lake (Mbbls/d)	47 – 52	31	60
Total oil sands (Mbbls/d)	102 – 112	89	20
Pelican Lake (Mbbls/d)	26 – 28	23	17
Other conventional oil and NGLs (Mbbls/d)	52 – 56	53	2
Total oil and NGLs (Mbbls/d)	180 – 196	165	14
Natural gas (MMcf/d)	485 – 540	590	-13

1  Percentage change based on the midpoints of the ranges.

Focus on operating costs

“Additional effort will be made in 2013 to address operating costs, including using our size and scale to the company’s advantage,” Brannan said. “We understand the importance of being an efficient operator and keeping costs in check as we continue our expansions.”

Total operating costs in 2013 are anticipated to be slightly higher mainly due to increased prices for natural gas and electricity needed to fuel the company’s operations. Cenovus is also expecting higher chemical costs, mostly for polymer at Pelican Lake. The company will work to increase efficiency across its operations. This includes lowering drilling and completion costs, improving waste treatment processes and reducing the number of well workovers. The company is forecasting overall cost inflation to remain between 3% and 5%.

Capital investment focuses on oil sands

Cenovus’s forecast capital investment of $3.2 billion to $3.6 billion focuses on its oil assets and is consistent with the company’s long-term strategy. Cenovus is positioning itself well for the future, with approximately 60% of the capital invested next year expected to contribute to production and cash flow beyond 2013.

Approximately $2 billion of the capital budget is considered to be committed capital that is dedicated to maintaining current operations and building already approved oil sands expansions. The remaining budget is discretionary capital that is focused on advancing oil sands projects through the regulatory process and increasing conventional oil production. The discretionary capital dedicated to future growth projects gives Cenovus a great deal of flexibility in its spending so the company can react quickly to changing market conditions and adjust plans if circumstances change. The phased nature of the company’s oil sands expansions provides additional flexibility since the project plans can be slowed if necessary. More than half of total 2013 capital investment is focused on the company’s oil sands assets, primarily for expansions at Foster Creek and Christina Lake, stratigraphic well drilling and the development of Narrows Lake.

Capital investment at Christina Lake is anticipated to be in the range of $570 million to $630 million in 2013. The next expansion at Christina Lake, phase E, is about 65% complete and phase F construction is advancing. Engineering and design work is underway for Christina Lake phase G. Cenovus plans to submit a regulatory application in 2013 for a proposed phase H expansion at Christina Lake. Total production capacity is expected to reach 288,000 bbls/d by the end of 2019, potentially increasing to as much as 300,000 bbls/d with optimization.

Page 3	2013 Budget

Foster Creek capital investment in 2013 is expected to be between $790 million and $870 million. The next three expansions at Foster Creek, phases F, G and H, made significant progress in 2012, with overall work at phase F now 65% complete and start-up anticipated in the third quarter of 2014. Progress is also being made on phases G and H. Cenovus anticipates submitting an application to regulators in 2013 for an additional Foster Creek expansion, phase J. Ultimately, Cenovus expects Foster Creek will have the capacity to produce 295,000 bbls/d and potentially as much as 310,000 bbls/d gross with optimization.

“We expect to continue delivering new phases at Foster Creek and Christina Lake at industry-leading capital efficiencies due to the talent of our workforce and our manufacturing approach to the development of these high-quality reservoirs,” Ferguson said. “We anticipate expansions at both projects will be brought on at a cost of $22,000 to $25,000 per flowing barrel.”

Site preparation is already underway at Narrows Lake, with construction of the phase A plant scheduled to start in the third quarter of 2013. The first phase of the project is anticipated to have production capacity of 45,000 bbls/d, with first oil expected in 2017. Capital investment in the project is forecast to be between $140 million and $160 million next year.

Capital efficiencies at Narrows Lake are anticipated to be in the range of $28,000 to $32,000 per flowing barrel, which are well below the industry average. That’s higher than at the company’s existing oil sands operations because Narrows Lake is a greenfield site, meaning all infrastructure, including that needed to implement solvent aided process (SAP) has to be built. Cenovus has been piloting SAP technology at Christina Lake. The company mixes butane with the steam injected into the reservoir, helping to make the oil thinner so it flows more freely to the producing well. It’s expected this will help to increase production and reduce impacts on the environment as less water and natural gas are used. Narrows Lake would be the industry’s first use of SAP with butane on a commercial scale.

Additional capital will be invested in emerging steam-assisted gravity drainage (SAGD) projects at Grand Rapids and Telephone Lake, both 100%-owned by Cenovus. The company anticipates regulatory approval of the Grand Rapids project late next year. Construction for the installation of a third mobile steam generator is moving ahead at Grand Rapids. Steam injection started on the second well pair during the third quarter of 2012, with first production expected early in 2013. The company is encouraged by the steam distribution that it has measured along the 1,200-metre long well. At Telephone Lake, Cenovus is advancing the regulatory application for the project. The company continues to operate its dewatering pilot, with water production and air injection progressing as anticipated.

Cenovus expects to drill between 350 and 400 gross stratigraphic test wells in 2013 to help advance regulatory applications for additional expansions at Foster Creek and Christina Lake and assess new oil sands resources. Capital investment in the company’s undeveloped oil sands assets is expected to be a key component in building net asset value as assessment work in these areas is intended to help move the associated resources into the contingent category and eventually to reserves.

Page 4	2013 Budget

Conventional oil opportunities

At Pelican Lake, approximately $560 million to $620 million of 2013 capital is earmarked for the continued development of the polymer flood, infill drilling and facility expansion. Capital investment in other conventional oil is forecast to be between $670 million and $740 million in 2013. The company continues to direct resources to tight oil opportunities, especially in southern Alberta where Cenovus has had good results and holds a competitive cost advantage due to its fee land holdings. Cenovus plans to invest only $25 million to $30 million in its natural gas assets. These properties are expected to make a strong contribution of more than $400 million in operating cash flow in excess of the capital spent on them.

Capital investment by asset ($ millions)
	2013 budget	2012 guidance	% change
Foster Creek	790 – 870	710 – 730	15
Christina Lake	570 – 630	575 – 590	3
Narrows Lake	140 – 160	–	–
Emerging oil sands assets[1]	270 – 300	370 – 380	-24
Pelican Lake	560 – 620	520 – 540	11
Other conventional oil	670 – 740	770 – 790	-10
Natural gas	25 – 30	50 – 55	-48
Refining	100 – 125	120 – 130	-10

1 Includes assets such as Grand Rapids and Telephone Lake.

Guidance updated

Along with issuing 2013 guidance, the company has adjusted its 2012 guidance to reflect lower than anticipated cash flow in the fourth quarter of this year. The change is primarily a result of wider light-heavy differentials combined with lower benchmark crude oil prices. In addition, there were longer than expected turnarounds at the company’s jointly owned U.S. refineries and a one-time cash tax expense in the fourth quarter that’s expected to result in cash tax benefits in future years. Cenovus’s forecast 2012 oil production volumes remain on track. The guidance documents are available at www.cenovus.com.

2013 milestones

Cenovus has set specific milestones for 2013 that will help direct its progress and aid shareholders in measuring the company’s success. These milestones include:

•                  drilling 350 to 400 gross stratigraphic test wells and assessing results

•                  submitting regulatory applications for Foster Creek phase J and Christina Lake phase H expansions

•                  achieving first production in the third quarter at Christina Lake phase E (previously fourth quarter)

•                  beginning facility construction at Narrows Lake phase A

•                  initiating construction of an additional oil battery at Pelican Lake

•                  receiving regulatory approval for Grand Rapids in the fourth quarter

•                  further evaluating tight oil and other oil opportunities

•                  growing reserves and contingent resources

•                  almost doubling rail shipping capacity for oil to approximately 10,000 bbls/d

•                  evaluating debottlenecking opportunities at the Wood River Refinery.

Page 5	2013 Budget

Reserves additions expected

Cenovus believes it will be in a position to add more than 250 million barrels of proved reserves at its oil sands operations in 2012. The majority of the additions are a result of the regulatory approval of Narrows Lake and the recent partner approval of the project’s phase A. The Cenovus-wide 2012 reserves evaluation, prepared by independent qualified reserves evaluators, is due in February 2013. Cenovus anticipates corporate proved finding and development costs in 2012 to be in the range of $8.00 to $10.00 per barrel of oil equivalent (boe), not including changes to future development costs. The company expects its three-year average finding and development costs will be about $6.00/boe based on 2010 and 2011 actuals and the midpoint of the 2012 range.

Transportation and refining

The company continues to support various proposed pipeline projects through commitments that it expects will lead to increased shipping capacity of Canadian oil to foreign markets. The full utilization of Cenovus’s firm shipping capacity of 11,500 bbls/d on the Trans Mountain Pipeline system to the West Coast is helping to develop markets in California and Asia. Cenovus believes pipelines are still the most economical way to transport oil, though rail provides a practical alternative to get oil to markets that are currently inaccessible by pipeline. The company anticipates almost doubling its capacity next year for moving oil by rail to approximately 10,000 bbls/d, providing greater marketing flexibility.

The coker and refinery expansion (CORE) project at the jointly owned Wood River Refinery in Illinois has increased heavy oil processing capacity to between 200,000 and 220,000 bbls/d. The volume processed will be dependent upon the quality of the available crudes and will be managed to maximize economic benefit. The CORE project is contributing significantly to the company’s integrated strategy.  Cenovus and its partner, Phillips 66, plan to evaluate possible debottlenecking opportunities next year in order to expand the refinery’s capacity and allow more crude oil to be processed into refined products. Cenovus anticipates capital investment of between $100 million and $125 million in 2013 at the jointly owned Wood River and Borger refineries, primarily dedicated to maintaining refinery capacity, ensuring reliable operations and progressing safety initiatives.

“Our integrated approach captures value from both the producing and refining sides of the business and reduces our exposure to price volatility, helping to ensure we have the cash flow needed to support our dividend and future investment plans,” Ferguson said. “We remain committed to protecting and enhancing that cash flow through integration, expansion of market access for our product and the continuation of our price-hedging program. Our integrated strategy has been a significant contributor to our success so far.”

Based on the wider light-heavy oil price differentials experienced in the fourth quarter of 2012, Cenovus anticipates strong first quarter 2013 operating cash flow from its refining operations.

Building a solid workforce

Cenovus continues to recruit new employees to fill positions created by its growth. The company expanded its workforce by about 20% in 2012 by hiring approximately 575 employees. There are plans to hire between 450 and 500 people in 2013 and future years will continue to see additional workforce growth as we expand our oil production. Cenovus’s reputation as an innovative company with a culture that prioritizes safety and environmental stewardship has assisted it in attracting new employees and retaining current ones.

Page 6	2013 Budget

Doubling net asset value

Cenovus continues to work toward its goal of doubling net asset value (NAV) between 2010 and the end of 2015 and established a baseline NAV of $28.00 per share at December 2009. Cenovus calculated its 2011 year-end NAV to be $37.00 per share, a 32% increase in the company’s first two years of operation. Cenovus is scheduled to release its 2012 year-end NAV in February.

Divestiture opportunities

Although Cenovus’s 2013 normal-course divestiture plans aren’t reflected in the 2013 budget, the company believes it’s important to maintain an ongoing divestiture program as a form of capital discipline. Cenovus may seek opportunities in the coming year to sell assets that the company determines to be non-core to its operations.

Oil sands projects advancing

Cenovus is continually assessing the timelines and capacities associated with each growth phase at its oil sands projects. Christina Lake phase E is now expected to begin producing in the third quarter of 2013 instead of the fourth quarter.

Page 7	2013 Budget

Oil sands project schedule
Project phase	Regulatory status	First production target	Expected production capacity (bbls/d) gross
Foster Creek[1] A – E			120,000
F	Approved	2014F	45,000[2]
G	Approved	2015F	40,000
H	Approved	2016F	40,000
J	Submit 2013F	2019F	50,000
Future optimization			15,000
Total capacity			310,000
Christina Lake[1] A - D			98,000
E	Approved	Q3-2013F	40,000
F	Approved	2016F	50,000[3]
G	Approved	2017F	50,000[3]
H	Submit 2013F	2019F	50,000
Future optimization			12,000
Total capacity			300,000
Narrows Lake[1]	Approved	2017F	130,000
Grand Rapids	Submitted Q4-2011	2017F	180,000
Telephone Lake[4]	Submitted Q4-2011	TBD	90,000

1 Properties 50% owned by ConocoPhillips.

2 Includes 5,000 bbls/d gross expected to be submitted to the regulator in 2013.

3 Includes 10,000 bbls/d gross expected to be submitted to the regulator in 2013.

4 Projected total capacity of more than 300,000 bbls/d.

2013 Budget Webcast Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a webcast and conference call today, December 12, 2012, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 403-451-9838 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 10 a.m. MT on December 12 until 10 p.m. MT on December 19, 2012 by dialing 855-859-2056 or 403-451-9481 and entering conference pass code: 98831812. Links to the webcast and presentation slides will be available at www.cenovus.com, or via the URL: http://event.on24.com/r.htm?e=534595&s=1&k=012B2A1CDD49308A94481F3113721029

ADVISORY

BASIS OF PRESENTATION

•                  Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Page 8	2013 Budget

NON-GAAP MEASURES

This news release contains references to non-GAAP measures as follows:

•                  Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less realized losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods.

•                  Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim and annual consolidated financial statements.

•                  Operating earnings is defined as net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the gain on asset acquisition, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax unrealized gain/loss on translation of U.S. dollar denominated notes issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, after-tax gains or losses on divestiture of assets, deferred income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Management views operating earnings as a better measure of performance than net earnings because the excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•                  Free cash flow is defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•                  Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable. Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as adjusted earnings before interest income, finance costs, income taxes, depreciation, depletion and amortization, exploration expense, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent Management’s Discussion & Analysis (MD&A) available at www.cenovus.com.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “projected”, “anticipate”, “believe”, “intend”, “expect”, “plan”, “forecast”, “target”, “focus”, “scheduled”, “potential”, “may” or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related milestones and schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected future refining capacity, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, forecasted commodity prices, future use and development of technology and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Page 9	2013 Budget

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: the assumptions underlying our current guidance, available at www.cenovus.com; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals within forecasted timelines; the successful and timely implementation of capital projects; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause our actual results to differ materially, include: the volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; success of hedging strategies; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology, its implementation and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Page 10	2013 Budget

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent annual information form, Form 40-F, available at www.cenovus.com. Readers should also refer to “Risk Management” in our annual MD&A for the year ended December 31, 2011, our current MD&A and to the risk factors described in other documents we file from time to time with securities regulatory authorities, available at www.sedar.com, www.sec.gov and www.cenovus.com.

NET ASSET VALUE

With respect to the particular year being valued, the net asset value (NAV) disclosed herein is based on the number of issued and outstanding Cenovus shares adjusted for the dilutive effect of stock options or other contracts as at December 31. We calculate NAV as an average of (i) our average trading price for the month of December, (ii) an average of net asset values published by external analysts in December following the announcement of our budget forecast, and (iii) an average of two net asset values based primarily on discounted cash flows of independently evaluated reserves, resources and downstream data and using internal corporate costs, with one based on constant prices and costs and one based on forecast prices and costs.

Wedge Well™ is a registered trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit www.cenovus.com.

Find Cenovus on Facebook, Twitter, Linkedin and YouTube.

Cenovus Contacts
Investors:	Media:
Susan Grey	Rhona DelFrari
Director, Investor Relations	Director, Media Relations
403-766-4751	403-766-4740

Bill Stait
Senior Analyst, Investor Relations
403-766-6348

Graham Ingram
Senior Analyst, Investor Relations
403-766-2849

Page 11	2013 Budget